Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRUBB & ELLIS HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 3 DATED DECEMBER 16, 2009
TO THE PROSPECTUS DATED AUGUST 24, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 24, 2009 relating to our offering of 330,000,000 shares of our common stock, as supplemented by Supplement No. 1 dated October 29, 2009 and Supplement No. 2 dated November 9, 2009. Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 3 is to disclose:

•	the satisfaction of our minimum offering amount in Tennessee and the status of our public offering;

•	the declaration of distributions to our stockholders; and

•	our process and instructions for the admission of stockholders.

Satisfaction of our Minimum Offering in Tennessee and Status of our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. Until subscriptions aggregating at least $10,000,000 were received and accepted by us, subscription proceeds from Tennessee residents were placed in escrow. The conditions of our minimum offering in Tennessee were satisfied on December 9, 2009, and we admitted our initial Tennessee subscribers as stockholders.

As of December 11, 2009, we had received and accepted subscriptions in our offering for 1,069,119 shares of our common stock, or approximately $10,648,000, excluding subscriptions from residents of Ohio (who will not be admitted as stockholders until we have received and accepted subscriptions aggregating at least $20,000,000) and shares of our common stock issued pursuant to our distribution reinvestment plan. As of December 11, 2009, 298,930,881 shares remained available for sale to the public pursuant to our offering, excluding shares available pursuant to our distribution reinvestment plan. We will sell shares of our common stock in our offering until the earlier of August 24, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum amount has been sold.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Distribution Policy” section on page 17 of the prospectus and the “Description of Capital Stock — Distribution Policy” section beginning on page 153 of the prospectus:

On December 11, 2009, our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on January 1, 2010 and ending on February 28, 2010, as a result of our sponsor, Grubb & Ellis Company, advising us that it intends to fund these distributions in the event a property has not been acquired during such period. This authorized distribution supersedes in its entirety the previous declaration of distributions by our board of directors on October 21, 2009. Our sponsor will not receive any additional shares of our common stock or other consideration for funding these distributions, and we will not repay the funds provided by our sponsor for these distributions. Our sponsor is not obligated to contribute monies to fund any subsequent distributions.

The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.0017808 per share of common stock, which is equal to an annualized distribution rate of 6.5%, assuming a purchase price of $10.00 per share. These distributions will be aggregated and paid in cash monthly in arrears. The distributions declared for each record date in the January 2010 and February 2010 periods would be paid in February 2010 and March 2010, respectively.

Admission of Stockholders and Subscription Instructions

The “How to Subscribe” section on page iv of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Investors who meet the suitability standards described herein may subscribe for shares of our common stock as follows:

•	Review this entire prospectus and any appendices and supplements accompanying this prospectus.

•	Complete the execution copy of the Subscription Agreement. A specimen copy of the Subscription Agreement is included in this prospectus as Exhibit B.

•	Deliver your check for the full purchase price of the shares of our common stock being subscribed for, along with a completed, executed Subscription Agreement to your participating broker-dealer.

•	Make your checks payable to “Grubb & Ellis Healthcare REIT II, Inc.,” provided, however, that residents of Ohio should make their checks payable to “CommerceWest Bank, N.A., Agent for Grubb & Ellis Healthcare REIT II, Inc.” until we have received and accepted subscriptions aggregating at least $20,000,000 (after such time, Ohio investors should make their checks payable to “Grubb & Ellis Healthcare REIT II, Inc.”).

By executing the Subscription Agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. See the “Suitability Standards” and “Plan of Distribution — Subscription Process” sections of this prospectus for additional details on how you can subscribe for shares of our common stock.

The first paragraph of the “Plan of Distribution — Subscription Process” section beginning on page 172 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

To purchase shares of our common stock in this offering, you must complete and sign a subscription agreement similar to the one contained in this prospectus as Exhibit B. After you become a stockholder, you may purchase additional shares of our common stock by completing and signing an additional investment subscription agreement similar to the one contained in this prospectus as part of Exhibit B. You should pay for your shares of our common stock by delivering a check for the full purchase price of the shares of our common stock, payable to “Grubb & Ellis Healthcare REIT II, Inc.,” provided, however, that residents of Ohio should make their checks payable to “CommerceWest Bank, N.A., Agent for Grubb & Ellis Healthcare REIT II, Inc.” until we have received and accepted subscriptions aggregating at least $20,000,000 (after such time, Ohio investors should make their checks payable to “Grubb & Ellis Healthcare REIT II, Inc.”). You should exercise care to ensure that the applicable subscription agreement is filled out correctly and completely. By executing the subscription agreement, you will attest that you meet the minimum income and net worth standards we have established.

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